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                          September 9, 2020

       Xinrong Zhuo
       Chief Executive Officer
       Pingtan Marine Enterprise Ltd.
       18-19/F, Zhongshan Building A
       No. 154 Hudong Road
       Fuzhou, China 350001

                                                        Re: Pingtan Marine
Enterprise Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed September 4,
2020
                                                            File No. 333-248620

       Dear Mr. Zhuo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Yuri Mikulka, Esq.